

Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
CassidyLaw@aol.com



Practice Limited to
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Law Matters

RECD S.E.C.
FEB 1 4 2007
1086

RECD S.E.C.
FEB 1 4 2007
1086

February 12, 2007

RECEIVED
FEB 2 2 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #4
File No. 24-10142
Date of Comment Letter: December 8, 2006

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 4 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, with exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Blaise Rhodes of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated December 8, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

Question: is the mere filing of a Regulation A deem it to be a general solitation or does the actual solicitation make it so?

1. The Company reissues its response but simultaneously requests a telephone conference with the Staff in order to discuss this issue.



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CF1-00056610

The Company intends to offer the securities to be qualified in this offering within the rules of the states in which it intends to sell. On a state level, the Company intends to offer these securities in a manner similar to an offering made pursuant to Rule 506 of Regulation D which imposes a limitation on the manner of offering to prohibit general solicitation or advertising and to sell to investors with knowledge or experience in financial and business matters or who is an accredited investor. The Company will not sell any securities in states in which it is in violation of state law.

The Company notes that it has reviewed some of the offering circulars that have been filed with the Commission under Regulation A. Some of these offering circulars state that they intend to rely on state exemptions from registration for sale within those states. *See* Broadband Communication Services, Inc., filed September 8, 2005, file #24-10123 and Loans4Less.com, Inc., filed February 23, 2006, file #24-10109. The Company intends to offer its securities on a private basis and rely on the state exemptions, where available, in a like manner of these qualified offerings.

A. A. Sommer, Jr. comments in his *Securities Law Techniques* (Vol. 1, section 3.03[1][d]):

> "One possible structure for the offering is the use of state non-public offering exemptions from registration in connection with a federal Regulation A exemption. ... Such a combination may require modification of some aspect of the proposed offering, such as the elimination of all forms of advertising or public announcements, and a limitation on the number of offerees and purchasers in a particular state. However, the combination of the state non-public offering exemption and Regulation A may provide the issuer with a vehicle that best suits its needs."

2.   The Company does not intend to use any of its contracted insurance agents as a source of referrals for sale of this offering but expects that perhaps one or more of these agents (unknown now to the Company) may suggest one or two persons or entities who may be interested in investing in the offering. Such suggestion may be made by such contracted insurance agent only as an aside and not in the course of any position or responsibility in connection with the sale of the offering, nor would such agent receive any sort of remuneration or commission for such referral. Upon such referral, Mr. Tonachio, as president of the Company and the sole person selling this offering or making any offers for any sale of any of the securities herein, would determine whether to contact any such referral in light of any sales restrictions in the state in which any such referral may reside. No contracted insurance agent will receive any commission or remuneration nor perform any sales functions for or on behalf of this offering.

Item 5

3.   The disclosure has been amended and appears in Item 5.

Summary Information

4.   The disclosure has been amended as best as can be estimated by the Company appears beginning on page 2.

Risk Factors

5.   The disclosure has been amended and appears beginning on page 3.

6.   The disclosure has been amended and appears beginning on page 4.

7.   The disclosure has been amended and appears beginning on page 3.

8.   The Company has reviewed its risk factor regarding the discretionary use of proceeds in light of the instruction 1 to Item 5 of Model B and believes that its disclosure responds to the guidelines of the instructions. Although the Company is not actually reserving the right to change the use of proceeds in that it is currently fully disclosing its use of proceeds and the possible reallocation therein (i.e. there will be no change in the use of any proceeds in any manner not previously disclosed to investors, which, presumably, is the intent of instruction 6 to Item 5), it has attempted to clarify even further the possible reallocation within the designated use of proceeds. The use of proceeds from this offering is for the expansion of the Company through increased seminars and workshops; the Company cannot reasonably estimate the expenditures within those categories as the seminars are planned as need, demand and perceived opportunity arise.

9.   The requested disclosure has been corrected and appears on page 6.

Dilution

10.   The disclosure has been amended and appears in the revised tables beginning on page 9.

Plan of Distribution

11.   The requested disclosure has been removed.

Use of Proceeds

12.   The requested disclosure has been amended and appears on page 13 and risk factor ten has been amended and appears on page 6.

13.   The requested disclosure appears in the second to last paragraph of the Use of Proceeds section.

14.   Disclosure has been added to clarify the Company's position in that it has no present intentions of using the proceeds of this offering to acquire other businesses.

15. The Company is not able to make any more detailed estimates of the use of proceeds. For the past 14 years, the Company has built and expanded its business through workshops and seminars. As it has returned profits, it was able to increase the number of such workshops and seminars. The Company does not perceive changing this strategy for expansion and development, but only accelerating it. The exact uses to which any of the proceeds will be made within the parameters of increasing the workshops and seminars is impossible to predict as it will largely be based upon perceived need, availability, new products and other factors. To try to precisely state the amount of funds to be used for any one item, say room rentals or seminar supplies, would not be accurate and possibly misleading.

16. The requested disclosure has been added and appears on page 12.

17. Please refer to Comment #8. The otherwise noted disclosure has been removed.

18. The disclosure has been amended and appears on page 13.

Description of the Business

19. The disclosure has been amended and appears on page 21.

20. Disclosure regarding the range of commission rates has been added and a separate heading added for revenue payment. The Company believes that it cannot further elaborate on the description of the commission payment as the disclosure covers how commissions are paid to the Company and in what amounts. Also schedules have been filed showing the variety of commission rates based on different products and different levels of agents.

21. Disclosure has been added and appears on page 16 and the other disclosure referenced in the comment appears in the first paragraph of page 15.

22. The requested disclosure has been added and appears on page 15.

23. The requested disclosure has been added and appears on page 16.

24. The requested disclosure has clarified and appears on page 17. The three companies listed account for 98% of the Company's revenues as of September 30, 2006. However, as explained in the document, the Company cannot predict who will be selling which products in the next quarter. It cannot make predictions of sales but only report on those already placed.

25. The requested disclosure has been added and appears on page 17.

26. The indemnification provision is a standard term for all the Company's contracts and no indemnification claim has even been made. The disclosure has been amended to so reflect and appears on page 18. The term "contracted insurance agents" appears throughout the document and refers to those 3,500 agents, of which approximately 1,000 are active, as

those insurance agents with whom the Company has a contract and therefor sell insurance products for the companies with which the Company has a contract and for which the Company will receive a commission.

27.   The section on "Contracted Agents" explains the relationship of the Company and the insurance agents and more disclosure has been added for clarification beginning on page 18.

Marketing of the Company's Business

28.   The last paragraph of this section was amended based on the comment from the Staff's letter of July 5, 2006. The Company believes that a better education insurance agent is more likely to understand the products he is selling better and perhaps more likely to then sell more insurance products as he is more likely than an agent without such knowledge to be able to answer questions as they arise and to make product recommendations which would likely result in the possibility of increased sales.

29.   The disclosure has been clarified and amended and appears on page 22.

30.   The disclosure has been clarified and amended and appears on page 22.

31.   The language has been rewritten and appears on page 23.

32.   An explanation has been added and appears beginning on page 22.

Management's Discussion and Analysis of Financial Condition and Results of Operations

33.   The Company believes that these factors have been discussed in the Risk Factors section and the Business section of the Offering Circular.

34.   The disclosure has been amended and no longer reflects direct costs.

35.   This section has been rewritten; please refer to the Management's Discussion beginning on page 23 and the Owner's Equity section of the Notes.

Remuneration of Directors and Officers

36.   The disclosure has been amended and appears on page 29. The redemption and conversion values differ from par in order to discourage hostile buyout of founder and to protect the founder's interests.

37.   The requested disclosure has been amended and appears on pages 29 and 6.

38.   The requested disclosure has been added and appears on page 31.

39.   The requested disclosure regarding the effectiveness of the employment agreement has been added and appears beginning on page 31. Discussion of the bonus compensation is included in the text almost verbatim from the agreement itself. The agreement does not include any further terms to the bonus plan and any attempt to interpret it and expand thereon would not be accurate.

40.   The requested disclosure has been added and appears on page 30. A risk factor has been added and appears on page 5.

41.   The value of the 10,500,000 shares has been revised throughout the offering circular.

Financial Statements
General

42.   In regard to SAB 74, the disclosure has been amended. Please see the last sentence of NOTE A- Incorporation.

43.   In regard to the Restatement, the disclosure has been added and appears in Note F to the financials pursuant to APB 20.

Financial Statement sfor Year Ended December 31, 2005
Balance Sheet

Other Assets
44.   The disclosure has been amended and financial revised to record covenant-not-to-compete at zero. See changesto Assets (omission of Other Assets) and Notes.

General
45.   The disclosure has been amended. See Note E.

46.   The disclosure has been amended. See expanded Note. Revenues are inflows of assets or settlements of liabilities (or both) from activities of the entity's central operations. Resources include ARB No. 43 Chapter 1A - profit is deemed to be realized when a sale in the ordinary course of business is effected. We believe we have made it clear that the Academy is a training and marketing effort by the Company to increase its sales in the form of commissions. As we discussed by telephone, these items have only been recently tracked. Cost to the Company to attempt to research a quantifiable number for previous periods is prohibitive. Offset of advertising and marketing expenses in this manner are common accounting practices. We find no accounting guidance prohibiting our presentation in this particular situation.

47.   The disclosure has been amended. Please see changes in Financial Statements to reflect Net Sales rather than Gross Premiums.

48. The disclosure has been amended. Please see changes in Notes to revenue recognition policy. The Company records its portion of commissions, therefore this comment has been addressed.

Exhibits

49. The Staff's comment has been noted. The remaining exhibit will be filed as close to the qualification date as possible as legal counsel would prefer not to opine until it can review the document in its finality.

Exhibit 4.0

50. The Staff's comment has been noted. The Company has added the following disclosure to the Offering Circular appearing on page 11.

"**No Waiver of Investor Rights.** The Company is offering the shares in the states in which it is selling pursuant to exemptions from registration of securities in those states. A large number of states that offer such an exemption require that the issuer sell only to persons who are(i) knowledgeable or experienced in financial and business matters, alone or with the advice of a financial advisor, and can evaluate the merits and risks of an investment in this Offering and (ii) that can bear the economic risks of an investment in this Offering, including a loss of such investment. Issuers most commonly confirm such information is true by requesting confirmation in the subscription document executed by an investor. Such a confirmation in no way constitutes a waiver or otherwise diminishes any rights of any investor under federal or state securities laws or any actions that such an investor may wish to bring under such laws."

Exhibits 6.1

51. With this amendment the Company is filing all its agreements with all the schedules and attachments.

Exhibit 15.2

52 and 53   The Company is filing with this amendment an executed agreement with any and all attachments.

Sincerely,



Lee W. Cassidy